ReliaStar Life Insurance Company of New York
and its
Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated July 22, 2011 to the Contract Prospectus dated May 1, 2009, as amended

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The following information amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Important Information Regarding the ING Clarion Global Real Estate Portfolio

On July 1, 2011, ING Clarion Global Real Estate Securities LLC, subadviser to the ING Clarion Global Real Estate Portfolio, was renamed CBRE Clarion Securities LLC.

Accordingly, all references in your Contract Prospectus to ING Clarion Global Real Estate Securities LLC are replaced with CBRE Clarion Securities LLC.